UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BeyondSpring Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G10830100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,979,073 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,979,073 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979,073 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“GP III”), Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), Decheng Capital Management II (Cayman), LLC (“GP II”), Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”), Decheng Capital Global Healthcare GP, LLC (“Healthcare GP”) and Xiangmin Cui (“Dr. Cui” and, with Fund III, GP III, Fund II, GP II, Healthcare and Healthcare GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,979,073 Ordinary Shares held directly by Fund III. GP III is the general partner of Fund III and Dr. Cui is the sole voting manager of GP III. Fund III, GP III and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund III.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,979,073 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,979,073 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979,073 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,979,073 Ordinary Shares held directly by Fund III. GP III is the general partner of Fund III and Dr. Cui is the sole voting manager of GP III. Fund III, GP III and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund III.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,979,070 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,979,070 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979,070 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,979,070 Ordinary Shares held directly by Fund II. GP II is the general partner of Fund II and Dr. Cui is the sole voting manager of GP II. Fund II, GP II and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund II.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital Management II (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,979,070 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,979,070 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979,070 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,979,070 Ordinary Shares held directly by Fund II. GP II is the general partner of Fund II and Dr. Cui is the sole voting manager of GP II. Fund II, GP II and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund II.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,000,000 Ordinary Shares held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,000,000 Ordinary Shares directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

CUSIP No. G10830100
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,958,143 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,958,143 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,958,143 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 1,979,073 Ordinary Shares held directly by Fund III; (ii) 1,979,070 Ordinary Shares held directly by Fund II; and (iii) 1,000,000 Ordinary Shares held directly by Healthcare. GP III is the general partner of Fund III and Dr. Cui is the sole manager of GP III. Fund III, GP III and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund III. GP II is the general partner of Fund II and Dr. Cui is the sole voting manager of GP II. Fund II, GP II and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund II. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

Explanatory Note: This Amendment No. 1 to Schedule 13G amends the Schedule 13G originally filed by Decheng Capital Management III (Cayman), LLC on February 14, 2022.

Item 1.

(a)	Name of Issuer BeyondSpring Inc.
(b)	Address of Issuer’s Principal Executive Offices 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, NJ 07932

Item 2.

(a)	Name of Person Filing

Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”)
Decheng Capital Management III (Cayman), LLC (“GP III”)
Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”)
Decheng Capital Management II (Cayman), LLC (“GP II”)
Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”)
Decheng Capital Global Healthcare GP, LLC (“Healthcare GP”)
Xiangmin Cui (“Dr. Cui”)
(b)	Address of Principal Business Office or, if none, Residence

3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, CA 94025
(c)	Citizenship

	Entities:	Fund III	-	Cayman Islands
		GP III	-	Cayman Islands
		Fund II	-	Cayman Islands
		GP II	-	Cayman Islands
		Healthcare	-	Cayman Islands
		Healthcare GP	-	Cayman Islands

	Individuals:	Dr. Cui	-	United States
(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)
(e)	CUSIP Number

G10830100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(4)
Fund III (1)	1,979,073		1,979,073		1,979,073	1,979,073	4.9%
GP III (1)			1,979,073		1,979,073	1,979,073	4.9%
Fund II (2)	1,979,070		1,979,070		1,979,070	1,979,070	4.9%
GP II (2)			1,979,070		1,979,070	1,979,070	4.9%
Healthcare (3)	1,000,000		1,000,000		1,000,000	1,000,000	2.5%
Healthcare GP (3)			1,000,000		1,000,000	1,000,000	2.5%
Dr. Cui (1) (2) (3)			4,958,143		4,958,143	4,958,143	12.3%

(1)	Includes 1,979,073 Ordinary Shares held directly by Fund III. GP III is the general partner of Fund III and Dr. Cui is the sole manager of GP III. Fund III, GP III and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund III.
(2)	Includes 1,979,070 Ordinary Shares held directly by Fund II. GP II is the general partner of Fund II and Dr. Cui is the sole voting manager of GP II. Fund II, GP II and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund II.
(3)	Includes 1,000,000 Ordinary Shares held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.
(4)	This calculation is based on 40,300,350 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 29, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.		Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner		By its General Partner
Decheng Capital Management III (Cayman), LLC		Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name: Xiangmin Cui		Name: Xiangmin Cui
Title: Manager		Title: Manager

Decheng Capital Management III (Cayman), LLC		Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name: Xiangmin Cui		Name: Xiangmin Cui
Title: Manager		Title: Manager

Decheng Capital Global Healthcare Fund (Master), LP		Decheng Capital Global Healthcare GP, LLC

By its General Partner		By its Manager
Decheng Capital Global Healthcare GP, LLC		Decheng Capital, LLC

By its Manager		By:	/s/ Xiangmin Cui
Decheng Capital, LLC		Name: Xiangmin Cui
Title: Manager
By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

/s/ Xiangmin Cui

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Ordinary Shares of BeyondSpring Inc. is filed on behalf of each of us.

Dated: November 14, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.		Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner		By its General Partner
Decheng Capital Management III (Cayman), LLC		Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name: Xiangmin Cui		Name: Xiangmin Cui
Title: Manager		Title: Manager

Decheng Capital Management III (Cayman), LLC		Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name: Xiangmin Cui		Name: Xiangmin Cui
Title: Manager		Title: Manager

Decheng Capital Global Healthcare Fund (Master), LP		Decheng Capital Global Healthcare GP, LLC

By its General Partner		By its Manager
Decheng Capital Global Healthcare GP, LLC		Decheng Capital, LLC

By its Manager		By:	/s/ Xiangmin Cui
Decheng Capital, LLC		Name: Xiangmin Cui
Title: Manager
By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Manager

/s/ Xiangmin Cui